UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                            WIT SOUNDVIEW GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    977383108
                                 (CUSIP Number)
                               ------------------

                                 WILLIAM E. FORD
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                OCTOBER 16, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

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977383108                                                 PAGE  2  OF 13   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        8,964,186
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          8,964,186
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,964,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
977383108                                                 PAGE  3  OF 13   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 61, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        8,964,186
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          8,964,186
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,964,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
977383108                                                 PAGE  4  OF 13   PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        8,964,186
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          8,964,186
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,964,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
977383108                                                 PAGE  5  OF 13   PAGES
----------------------------                      ------------------------------

         Item 1.  SECURITY AND ISSUER.
                  -------------------

                  The title of the class of equity securities of Wit SoundView

Group, Inc. (f/k/a Wit Capital Group, Inc.), a Delaware corporation (the

"Company"), to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 826 Broadway, New York, New York 10003.

         Item 2.  IDENTITY AND BACKGROUND.
                  -----------------------

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended. The members of the group are General Atlantic Partners, LLC, a

Delaware limited liability company ("GAP"), General Atlantic Partners 61, L.P.,

a Delaware limited partnership ("GAP 61") and GAP Coinvestment Partners II,

L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP and

GAP 61, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza,

Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 61 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, William O.

Grabe, William E. Ford, Clifton S. Robbins, Matthew Nimetz, Franchon M.

Smithson, Mark F. Dzialga, Rene M. Kern and John Wong (collectively, the "GAP

Managing Members"). Mr. Ford is a director of the Company. The GAP Managing

Members are also the general partners of GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830,

and the present principal occupation or employment of

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977383108                                                 PAGE  6  OF 13   PAGES
----------------------------                      ------------------------------

each of the GAP Managing Members is as a managing member of GAP. Each of the GAP

Managing Members, other than Messrs. Kern and Wong, is a citizen of the United

States. Mr. Kern is a citizen of Germany and Mr. Wong is citizen of Singapore.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  Pursuant to an Agreement and Plan of Merger, dated as of May

15, 2000, as amended (the "Merger Agreement"), by and among the Company, Wit

SoundView Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"), and E*OFFERING Corp., a California corporation

("E*OFFERING"), E*OFFERING was merged with and into Merger Sub (the "Merger").

GAPCO II and GAP 61 were shareholders of E*OFFERING. At the effective time of the Merger on October 16, 2000, each of GAPCO II and GAP 61 exchanged its shares of Series C Convertible Preferred Stock of E*OFFERING for 1,235,899 and

5,728,287 shares of Common Stock, respectively.

                  Pursuant to the Stock Purchase Agreement, dated as of May 15,

2000 (the "Stock Purchase Agreement"), by and among the Company, E*TRADE Group,

Inc. ("E*Trade"), General Atlantic Partners 68, L.P. ("GAP 68"), GAPCO II and

GapStar, LLC

----------------------------                      ------------------------------
977383108                                                 PAGE  7  OF 13   PAGES
----------------------------                      ------------------------------

("GapStar" and, together with GAP 68 and GAPCO II, the "Purchasers"), the

Company agreed to issue and sell to the Purchasers (or their designees), and the

Purchasers agreed to purchase from the Company, an aggregate of 2,000,000 shares of Common Stock at a price per share equal to $10.25, for an aggregate purchase price of $20,500,000.

                  Pursuant to the Letter of Agreement, dated October 16, 2000

(the "Letter"), by and among the Company, E*Trade, GAP 68, GapStar, GAP 61 and

GAPCO II, GAP 68 and GapStar agreed to assign and transfer all of their rights under the Stock Purchase Agreement to GAP 61 and GAPCO II, and each of GAP 61 and GAPCO II agreed to purchase an aggregate of 1,645,070 and 354,930 shares of

Common Stock, respectively, for an aggregate purchase price of $16,861,967.50 and $3,638,032.50, respectively. On October 24, 2000, each of GAP 61 and GAPCO

II funded such aggregate purchase price to the Company. The source of funds are contributions from the partners of GAP 61 and GAPCO II.

                  The foregoing summaries of the Merger Agreement, the Stock

Purchase Agreement and the Letter are qualified in their entirety by reference to Exhibits 2, 3 and 4 which are incorporated by reference herein.


         Item 4.  PURPOSE OF TRANSACTION.
                  ----------------------

                  GAPCO II and GAP 61 acquired the shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of

Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a)

through (j) of Item 4.

----------------------------                      ------------------------------
977383108                                                 PAGE  8  OF 13   PAGES
----------------------------                      ------------------------------

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  (a)      As of the date hereof, GAP, GAP 61 and GAPCO II each

owns of record no shares of Common Stock, 7,373,357 shares of Common Stock and

1,590,829 shares of Common Stock, respectively, or 0.0%, 6.7% and 1.5%,

respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, and that GAP is the general partner of GAP 61, the

Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting

Persons. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 8,964,186 shares of Common Stock or 8.2% of the Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 8,964,186 shares of Common Stock that may be deemed to be owned beneficially by each of them.
                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

----------------------------                      ------------------------------
977383108                                                 PAGE  9  OF 13   PAGES
----------------------------                      ------------------------------

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.
                  (e)      Not Applicable.

         Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
                  ------------------------------------------------------------
                  RESPECT TO THE SECURITIES OF THE ISSUER.
                  ---------------------------------------

                  In accordance with Sections 4.2(b) and 4.2(c) of the Merger

Agreement, the 5,728,287 and 1,235,899 shares of Common Stock received in the

Merger by GAP 61 and GAPCO II, respectively, may not be transferred for the three-year period commencing on October 16, 2000, provided that such transfer restrictions terminate upon a Change in Control (as defined in the Merger

Agreement) of the Company.

                  In accordance with Section 10.1 of the Merger Agreement, the

Company, E*Trade, as the agent (the "Shareholders' Agent") of certain shareholders of E*OFFERING listed on Annex A thereto, including without limitation, GAP 61 and GAPCO II (the "Shareholders"), and The Chase Manhattan

Bank, as escrow agent (the "Escrow Agent"), entered into the Escrow Agreement,

dated as of October 16, 2000 (the "Escrow Agreement"), pursuant to which 10% of the shares of Common Stock issued in the Merger were deposited in an escrow fund

(the "Escrow Fund") with the Escrow Agent to provide for and satisfy the indemnification obligations, if any, of the Shareholders described in the Merger

Agreement. Pursuant to the Change of Shareholders' Agent Agreement, dated as

----------------------------                      ------------------------------
977383108                                                 PAGE  10 OF 13   PAGES
----------------------------                      ------------------------------

of October 12, 2000 (the "Change of Agent Agreement"), by and among E*Trade and the Shareholders, the parties thereto, in accordance with Section 10.7 of the

Merger Agreement, removed E*Trade as the Shareholders' Agent and appointed GAP

61 as the Shareholders' Agent. In addition, pursuant to the Share Reallocation and Escrow Participation Agreement, dated as of September 30, 2000 (the "Share

Reallocation Agreement"), by and among the Company, Merger Sub, E*Trade and certain of the Shareholders, in order to facilitate the transactions contemplated by the Merger Agreement, the parties agreed that (i) certain shares of Common Stock received by the Shareholders (other than E*Trade) in the Merger that would not otherwise be deposited in the Escrow Fund under the Merger

Agreement would be deposited in the Escrow Fund in lieu of certain shares of

Common Stock received by E*Trade and its affiliates in the Merger that would otherwise have been deposited in the Escrow Fund and (ii) certain shares of

Common Stock that would otherwise be received by the Shareholders (other than

E*Trade) in the Merger would instead be allocated to E*Trade under the Merger

Agreement.

                  Accordingly, GAP 61 and GAPCO II deposited in the Escrow Fund

913,693 and 197,133 shares of Common Stock, respectively, received in the

Merger.

                  In addition, pursuant to Section 4.2(d) of the Merger

Agreement and the Special Escrow Agreement, dated as of October 16, 2000 (the

"Special Escrow Agreement"), by and among the Company, E*Trade, as the agent of certain shareholders of E*OFFERING listed on Annex A thereto, including, without

----------------------------                      ------------------------------
977383108                                                 PAGE  11 OF 13   PAGES
----------------------------                      ------------------------------

limitation, GAP 61 and GAPCO II, and The Chase Manhattan Bank, as escrow agent,

GAP 61 and GAPCO II deposited in a special escrow fund (the "Special Escrow

Fund"), an additional 1,543,736 and 333,067 shares of Common Stock,

respectively, received in the Merger (such shares, the "Special Escrow Shares").

One thirty-sixth of the Special Escrow Shares shall be released to GAP 61 and

GAPCO II from the Special Escrow Fund on the last business day of each calendar month following October 2000; PROVIDED, HOWEVER, that in the event of a Change in Control (as defined in Section 4.2(a) of the Merger Agreement) of E*Trade and

a non-assumption of the Strategic Alliance Agreement (as defined in the Merger

Agreement) by the acquiring or successor entity, the Special Escrow Shares then remaining in the Special Escrow Fund shall be surrendered to the Company for cancellation; and PROVIDED, FURTHER, that in the event of a Change in Control of the Company, the Special Escrow Shares then remaining in the Special Escrow Fund shall be released to GAP 61 and GAPCO II.

                  Finally, in connection with the closing of the transactions contemplated by the Merger Agreement, the Company and certain shareholders of the Company, including GAP 61 and GAPCO II, entered into the Registration Rights

Agreement, dated as of October 16, 2000 (the "Registration Rights Agreement").

Pursuant to the Registration Rights Agreement, the Company agreed, at its own expense, to use its reasonable best efforts, immediately after the closing of the Merger, to register for sale pursuant to a shelf registration statement filed under Rule 415 of the Securities Act of 1933, as amended, the shares of

Common Stock acquired by GAP 61 and GAPCO II in the Merger.

                  The foregoing summaries of the Escrow Agreement, the Change of

Agent Agreement, the Share Reallocation Agreement, the Special Escrow Agreement

and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 5, 6, 7, 8 and 9 which are incorporated herein by reference.

                  As noted above, the GAP Managing Members are the partners

authorized and empowered to vote and dispose of the securities held by GAPCO II,

and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP 61. Accordingly, GAP and the GAP Managing Members may,

from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock as well as

----------------------------                      ------------------------------
977383108                                                 PAGE  12 OF 13   PAGES
----------------------------                      ------------------------------

such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock as they deem to be in the collective interest of the

Reporting Persons.

         Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Merger Agreement, incorporated by reference to the Company's Registration Statement on Form S-4, filed with the Commission on July 24, 2000.

                  Exhibit 3: Stock Purchase Agreement, incorporated by reference to the Company's Registration Statement on Form S-4, filed with the Commission on July 24, 2000.

                  Exhibit 4: Letter of Agreement, dated as of October 16, 2000, by and among the Company, E*Trade, GAP 68, GapStar, GAP 61 and GAPCO II.

                  Exhibit 5: Escrow Agreement, dated as of October 16, 2000, among the Company, the Shareholders' Agent and The Chase Manhattan Bank, as escrow agent.

                  Exhibit 6: Change of Shareholders' Agreement, dated as of October 12, 2000, among E*Trade and certain shareholders of the Company.

                  Exhibit 7: Share Reallocation and Escrow Participation Agreement, dated as of September 30, 2000, by and among the Company, Merger Sub, E*Trade and certain shareholders of the Company.

                  Exhibit 8: Special Escrow Agreement, dated as of October 16, 2000, among the Company, the Shareholders' Agent and The Chase Manhattan Bank, as escrow agent.

                  Exhibit 9: Registration Rights Agreement, dated as of October 16, 2000, among the Company and certain shareholders of the Company, including GAP 61 and GAPCO II.

----------------------------                      ------------------------------
977383108                                                 PAGE  13 OF 13   PAGES
----------------------------                      ------------------------------

                  Exhibit 10:       Powers of Attorney related to GAP and GAPCO
                                    II.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Dated as of October 25, 2000.


                              GENERAL ATLANTIC PARTNERS, LLC


                              By:  /s/ Thomas J. Murphy
                                   ---------------------------
                                   Name:   Thomas J. Murphy
                                   Title:  Attorney-In-Fact


                              GENERAL ATLANTIC PARTNERS 61, L.P.

                              By:  General Atlantic Partners, LLC,
                                   Its general partner

                              By:  /s/ Thomas J. Murphy
                                   ---------------------------
                                   Name:   Thomas J. Murphy
                                   Title:  Attorney-In-Fact


                              GAP COINVESTMENT PARTNERS II, L.P.


                              By:  /s/ Thomas J. Murphy
                                   ---------------------------
                                   Name:   Thomas J. Murphy
                                   Title:  Attorney-In-Fact